Exhibit 99.1

TechFaith Reports First Half 2017 Financial Results

Beijing, China, August 23, 2017 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited condensed financial results for the first half period ended June 30, 2017.

For the first half of 2017, TechFaith reported total net revenues of US$24.6 million compared to US$34.5 million in the same period of last year. Gross profit for the first half of 2017 was US$4.5 million compared to US$5.5 million in the same period of last year. Gross margin for the first half of 2017 was 18.1% compared to 15.9% in the same period of last year.

Operating expenses for the first half of 2017 were US$9.4 million compared to US$5.7 million in the same period of last year. The first half of 2017 includes a charge of US$1.8 million for the write-off of impairment of acquired intangible assets. Net loss attributed to TechFaith for the first half of 2017 was US$2.6 million, or US$0.24 per basic and diluted weighted average outstanding ADS, compared to net loss of US$1.2 million, or US$0.11 per basic and diluted weighted average outstanding ADS, in the same period of last year.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “We were able to maintain revenue in our mobile phone business at a healthy level but our efforts were impacted by softness in the overall China handset market. Separately, we expect to further strengthen our balance sheet over the coming quarters as we execute on our business strategy and deliver a greater return to our shareholders. Earlier this year we announced the share transfer agreement to sell our Beijing real estate portfolio for a total consideration of RMB1 billion (approximately US$144 million). We have already received approximately RMB 400 million of the proceeds as of Jun 30, 2017 and expect to receive approximately RMB 400 million by the end of the third quarter 2017, with the balance of RMB 200 million to be received upon final construction and transfer of relevant ownership certificates.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “We continue to build upon our positive operating position, with a stabilized gross margin and lower cost structure. We are also pleased with the ongoing successful development of our real estate business, led by the announced agreement to sell our Beijing real estate portfolio. We continue to execute on the buildout of our other real estate assets in Hangzhou and Shenyang, which we expect to serve as additional catalysts for our revenue and profit growth, and our success will allow us to build greater value for our shareholders. We believe our actions will benefit our long term business growth based on China’s real estate market, help to further improve our cash flow, and reduce potential operational challenges. Overall, we will continue to focus on delivering an improved return on investment to the company and our shareholders, as we optimize our existing resources and infrastructure, and work to keep operating expenses under tight control to avoid any unnecessary risks and costs.”

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, August 23, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Wednesday, August 23, 2017 in Beijing) using the following dial-in numbers: +1-866-519-4004 or +1-845-675-0437. The conference call passcode is 66054251. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-646-254-3697, with passcode 66054251. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: +86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1-914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Six Months Ended June 30
	2016	2017
Revenues:
Mobile phone business
Third parties	$29,165	$23,249
Related party	3,536	190
Real estate	1,796	1,165

Total net revenues	$34,497	$24,604

Cost of revenues:
Mobile phone business
Third parties	$25,145	$19,478
Related party	3,313	149
Real estate	552	527

Total cost of revenues	$29,010	$20,154

Gross Profit	$5,487	$4,450
Operating expenses:

General and administrative, including real estate operating expenses	$2,047	$3,374
Research and development	3,303	3,665
Selling and marketing	398	649
Impairment of long-lived assets	—	1,750

Total operating expenses	$5,748	$9,438
Government subsidy income	93	—

Loss from operations	$(168)	$(4,988)
Interest expense	(901)	(606)
Interest income	22	23
Other expenses, net	—	(16)
Change in fair value of put option	(90)	(1,800)

Loss before income taxes	$(1,137)	$(7,387)
Income tax expenses	—	—

Net loss from continuing operations	$(1,137)	$(7,387)

	Six Months Ended June 30
	2016	2017
Net income from operations disposed	$275	$3,837
Net loss	$(862)	$(3,550)
Less: net income (loss) attributable to the noncontrolling interest	337	(963)

Net loss attributable to TechFaith	$(1,199)	$(2,587)

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:
Continuing operations	$(0.00)	$(0.01)

Operations disposed	$0.00	$0.01

Net loss per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted	$(0.00)	$(0.00)

Net (loss) income per ADS attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:*
Continuing operations	$(0.14)	$(0.60)

Discontinuing operations	$0.03	$0.36

Net loss per ADS attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted	$(0.11)	$(0.24)

Net loss	$(862)	$(3,550)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(7,730)	3,827

Comprehensive (loss) income	(8,592)	277
Less: Comprehensive loss attributable to noncontrolling interest	(314)	(1,527)

Comprehensive (loss) income attributable to TechFaith	$(8,278)	$1,804

Weighted average shares outstanding
Basic	794,003,193	794,003,193

Diluted	794,003,193	794,003,193

*	Giving retroactive effect to the 1-for-5 reverse ADS split effected on March 1,2016

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$5,554	$6,363
Restricted cash	—	2,881
Accounts receivable, net of allowances of $3,637 and $2,184 as of June 30, 2017 and December 31, 2016, respectively	28,643	25,459
Accounts receivable due from a related party	2,134	2,247
Amount due from a related party	1,081	950
Inventories, net	264	4,646
Prepaid expenses and other current assets	97,531	40,914
Assets held for sale	—	3,352

Total current assets	$135,207	$86,812

Property, plant and equipment, net	$48,412	$49,145
Construction in progress	96,620	69,792
Land use rights, net	1,987	1,966
Acquired intangible assets, net	1,089	3,785
Other non-current assets	28,988	19,126
Other long-term receivable	29,502	—
Other assets held for sale	—	152,904

Total assets	$341,805	$383,530

Liabilities and equity
Current liabilities:
Accounts payable	4,221	6,120
Notes payable	—	5,761
Short-term loans	4,345	7,816
Accrued expenses and other current liabilities	21,477	22,597
Advance from customers	7,984	10,136
Deferred revenue	3,803	5,138
Income tax payable	916	896
Put option liability	4,260	2,460
Liabilities held for sale	—	27,644

Total current liabilities	$47,006	$88,568
Long-term loans	12,165	12,605

Total liabilities	$59,171	$101,173

Equity
Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively)	$16	$16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	19,422	16,159
Statutory reserves	21,567	22,258
Retained earnings	73,881	75,777

Total Techfaith shareholders’ equity	$259,722	$259,046

Noncontrolling interest	$22,912	$23,311

Total equity	$282,634	$282,357

Total liabilities and equity	$341,805	$383,530